Motricity, Inc.

601 108th Avenue Northeast

Suite 900

Bellevue, WA 98004

June 1, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention:            Barbara C. Jacobs, Assistant Director

Re:	Motricity, Inc.
Amendment No. 2 to Form S-3 Registration Statement on Form S-1 Filed March 20, 2012
File No. 333-178309
Form 10-K for Fiscal Year Ended December 31, 2011 Filed March 13, 2012
File No. 001-34781

Ladies and Gentlemen:

This letter is in response to: (i) the letter (the “Comment Letter”) sent by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Motricity, Inc. (the “Company”) dated April 3, 2012 regarding Amendment No. 2 to the Company’s registration statement on Form S-3 on Form S-1 filed on March 20, 2012 (“Amendment No. 2”) and its annual report on Form 10-K for the year ended December 31, 2011 filed on March 13, 2012 (the “2011 10-K”) and (ii) the voice message in follow-up to the Comment Letter from Staff Attorney-Advisor Evan Jacobson to the Company’s counsel, Brown Rudnick LLP, on April 6, 2012 (the “Oral Comment”). The numbering below corresponds to the numbering in the Comment Letter, and the Company’s response is preceded by the text of the Staff’s comment.

The Company has attached for filing Amendment No. 3 to the Registration Statement on Form S-3 on Form S-1 (“Amendment No. 3”). Amendment No. 3 reflects those changes made to the prior filing (i) in response to the Comment Letter, (ii) in response to the Oral Comment and (iii) to update certain information.

Amendment No. 2 to Registration Statement on Form S-3 on Form S-1

General.

1.	Staff Comment. Please explain to us how you plan to account for the units being sold in the rights offering. Revise your filing to disclose the anticipated accounting for the Series J preferred stock and warrants included in the unit, and consider the impact in your presentation of dilution information. Address the following:

•

We note from your disclosure on page 50 that the Series J preferred stock is redeemable at the option of the holders under certain circumstances that are outside of your control. Describe the impact the option had on your presentation and measurement of the preferred stock. In this regard, please provide your analysis of whether the preferred stock should be classified as temporary equity. Refer to ASR 268 and SAB Topic 3C.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

June 1, 2012

•

Please tell us whether the warrant agreement requires you to register offers and sales of the shares underlying the warrants, or to make timely Exchange Act filings. In this regard, we note from your disclosure on page 51 that you are required to maintain an effective registration statement for the issuance of the common stock underlying the warrants. The warrants may need to be classified as a derivative liability due to those requirements. Refer to ASC 815-40-25-11 through 25-16.

Company Response. The Series J preferred stock will be considered mezzanine equity and be reported on the balance sheet between total liabilities and stockholders’ equity. In accordance with ASR 268, the securities must be classified outside of permanent equity because certain redemption features of the Series J preferred stock are outside of the Company’s control. The initial carrying amount of the securities will be the issuance date fair value. The dividend accruing on the Series J preferred stock will be charged against additional paid-in-capital while increasing the loss, or if applicable, decreasing net income attributable to our common stockholders. If and when the dividends are paid in cash, the amount outstanding related to the Series J preferred stock will decrease.

The terms of the warrants described in the amendment to the registration statement provide that the Company must use reasonable best efforts to maintain a registration statement effective for the shares underlying the warrants. Based on this and the other terms described, the warrants would not be classified as a liability. If the warrants have a dilutive effect on earnings per share, they will be included in the fully diluted shares outstanding using the treasury method.

We have revised the filing within “Description of the Company’s Securities” on pages 53 and 54 to disclose the anticipated accounting for the Series J preferred stock and warrants included in the unit.

About This Prospectus, page 1

2.	Staff Comment. Please revise the last sentence of the penultimate paragraph of this section to remove the suggestion that you are disclaiming the accuracy of the information included in the prospectus.

Company Response. The Company acknowledges the Staff’s comment. As explained further below in response to the Staff’s Oral Comment, we have made revisions to the section captioned “About This Prospectus.” As a result of those revisions, the sentence referred to in Comment #2, along with the paragraph containing such sentence, has been removed in its entirety.

Questions and Answers Relating to the Rights Offering

“What are the material terms of our Series J Preferred Stock.,” page 5

3.	Staff Comment. Please clarify here and on page 49 that the terms of the Series J preferred stock allow dividends on the Series J preferred shares to be paid in kind, therefore allowing the repayment of the principal and accrued dividends on the Series J preferred stock to be deferred until the final maturity of the Series J preferred stock.

Company Response. The Company acknowledges the Staff’s comment and has revised Amendment No. 3 accordingly on pages 6 and 52.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

June 1, 2012

Description of the Company’s Securities

Series J Preferred Stock, page 49

4.	Staff Comment. You state on page 50 that shares of Series J preferred stock have “limited voting rights” and are only entitled to vote on the NOL Charter Amendment and “any other matters as may be required by applicable law.” Please disclose all voting rights for holders of Series J preferred stock.

Company Response. The Company acknowledges the Staff’s comment and has revised Amendment No. 3 on page 53 so as to disclose all voting rights for holders of Series J preferred stock. Additionally, we have made conforming changes throughout the document to address this comment.

Description of Warrant, page 50

5.	Staff Comment. Please explain your statement that there are currently no common stock warrants outstanding. In this regard, we note from your disclosure on page 83 of your Form 10-K for the fiscal year ended December 31, 2011 that 2.1 million warrants to purchase common stock were outstanding.

Company Response. On the front cover of the prospectus, we defined the term “common stock warrants” to be the warrants to purchase shares of our common stock at a price of $         per share that are included in the units being issued in the proposed rights offering. There are none of these common stock warrants currently outstanding. The 2.1 million warrants to purchase shares of our common stock referenced in our annual report on Form 10-K for the year ended December 31, 2011, of which 2.0 million are currently outstanding, have different terms. For the sake of clarity, we have revised the disclosure on page 53 of Amendment No. 3 by describing the distinction between the currently outstanding warrants and the common stock warrants to be issued in the rights offering.

The Rights Offering

Validity of Subscriptions, page 64

6.	Staff Comment. You state that your determination as to questions regarding the validity and form of the exercise of your subscription rights, and your interpretation of the terms and conditions of the rights offering, will be “final and binding.” Please delete this language. Alternatively, disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties, and that subscription holders may challenge your determinations.

Company Response. The Company acknowledges the Staff’s comment and has revised Amendment No. 3 on page 67 so as to delete language suggesting that the Company’s decisions are “final and binding.”

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

June 1, 2012

Certain U.S. Federal Income Tax Consequences, page 66

7.	Staff Comment. The heading for this section and the first sentence state that this section includes a summary of “certain” material tax considerations. Please remove the suggestion that this section is not materially complete.

Company Response. The Company acknowledges the Staff’s comment and has revised Amendment No. 3 on page 70 so that the heading reads “Material U.S. Federal Income Tax Consequences.” Additionally, we have made conforming changes throughout the document to address this comment.

8.	Staff Comment. Please explain to us why you have not filed a tax opinion supporting the tax matters and consequences to investors described in the registration statement. See Item 601(b)(8) of Regulation S-K, and for guidance, refer to Section III of the Division of Corporation Finance’s Staff Legal Bulletin No. 19.

Company Response. The Company acknowledges the Staff’s comment and we will file a tax opinion as Exhibit 8.1 to Amendment No. 3 in order to support the tax matters and consequences to investors described therein.

Incorporation of Documents by Reference, page 75

9.	Staff Comment. You state that “any future filings [you] make with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing of such document.” The last paragraph on page 75 also appears to contemplate the incorporation by reference of future filings. As noted in prior comment 4, Form S-1 only allows historical incorporation by reference and does not allow forward incorporation by reference. For guidance, refer to Section V.B.3.b.ii of SEC Release No. 33-8591. Please revise.

Company Response. The Company acknowledges the Staff’s comment and has revised Amendment No. 3 accordingly on page 79.

Undertakings, page II-6

10.	Staff Comment. Please include an undertaking pursuant to Item 512(a)(5)(ii) of Regulation S-K.

Company Response. The Company acknowledges the Staff’s comment and has revised Amendment No. 3 accordingly on page II-7.

Exhibit 23.3

11.	Staff Comment. It appears that KPMG LLP Chartered Accountants did not sign its consent relating to the consolidated financial statements of Adenyo Inc. for the year ended December 31, 2010. Please ensure that KPMG files a signed consent with your amendment.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

June 1, 2012

Company Response. The Company acknowledges the Staff’s comment and notes that a manually signed copy of KPMG’s consent is in its files, but, due to a scrivener’s error, omitted a conformed signature on the copy filed on EDGAR. The Company has filed with Amendment No. 3 a consent from KPMG LLP Chartered Accountants that bears a conformed signature.

Form 10-K for Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements

Note 18. Subsequent Events, page 88

12.	Staff Comment. We note that beginning in the first quarter of 2012, all of the operations related to the Asia Pacific region and the French subsidiary will be reported as discontinued operations, on a retrospective basis. Please tell us when all of the criteria of ASC 360-10-45-9 were met in order to classify the disposal group as held for sale. In this regard, we note that you agreed to terminate the XL relationship on December 31, 2011. To the extent that financial statements as of a date after the component has been classified as held for sale are required in your registration statement on Form S-1 (File No. 333-178309), please file revised financial statements to retrospectively reclassify discontinued operations for all prior periods pursuant to ASC 205-20-45-3. Further, if the date occurs after the previously filed financial statements have been issued, pro forma financial statements showing the discontinued operations retrospectively for all periods included in the registration statement on Form S-1 should be prepared in accordance with Article 11.

Company Response. During the first quarter of 2012, management, with the appropriate authority, committed to a plan to sell the France and Netherlands subsidiaries which, among other things, resulted in this disposal group qualifying (i) under ASC 360-10-45-9 to be classified as held for sale and (ii) under ASC 205-20 and the criteria to be considered discontinued operations. In addition, during the first quarter of 2012, it was determined that we would exit our subsidiaries in India, the Asia Pacific region, France and the Netherlands and together the subsidiaries located in these regions would be considered a component of the entity, thereby qualifying these subsidiaries for discontinued operations presentation. A formal decision and plan to abandon the subsidiaries was not approved by management with the appropriate authority until January 2012, as the XL contract was terminated as of December 31, 2011 and the majority of the other APAC contracts were terminated in January 2012.

The Company has filed a Current Report on Form 8-K on May 25, 2012 in order to recast the consolidated financial statements presenting operations in India, the Asia Pacific region, France and the Netherlands as discontinued operations. Such Form 8-K should be read in conjunction with the 2011 Form 10-K (except for Items 6, 7, and 8) and the Quarterly Report on Form 10-Q for the three months ended March 31, 2012.

Additional Oral Comment to Amendment No. 2 to Registration Statement on Form S-3 on Form S-1

About This Prospectus, page 1

13.	Staff Oral Comment. The Staff noted that this section violates the Plain English Rules and should be moved to a portion of the prospectus that is not covered by Rule 421(d).

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

June 1, 2012

Company Response. The Company acknowledges that Staff’s comment that this section is covered by the Plain English rules included in Rule 421. However, due to the fact that this section is designed to introduce the prospectus, we concluded that moving it to another portion of the prospectus would not provide meaningful disclosure. Instead, we have substantially revised the section captioned “About This Prospectus” in Amendment No. 3 so that it complies with the requirements of Rule 421(d).

In connection with the foregoing response to the Staff’s comments, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me directly at (425) 638-9262 if you have any further questions or comments. Please note that my fax number is (425) 957-6210. Please also feel free to contact the Company’s legal counsel: Samuel P. Williams at (617) 856-8353 or Nina E. Andersson-Willard at (617) 856-8319 both of Brown Rudnick LLP.

Very Truly Yours,

MOTRICITY, INC.

/s/ James R. Smith, Jr.
James R. Smith, Jr. Interim Chief Executive Officer

Cc:	Samuel P. Williams, Esq.
Nina E. Andersson-Willard, Esq.